XINYINHAI TECHNOLOGY, LTD.
No. 16 Dalian Road, Haping Road
Centralized Industrial Park, Harbin Development Zone
P.R. China 150060

                                         January 11, 2012

VIA EDGAR
Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:      Xinyinhai Technology, Ltd.
Form 10-K for the Year Ended December 31, 2010
Filed April 13, 2011
Form 10-Q for the Quarter Ended September 30, 2011
Filed November 14, 2011
File No. 000-51012

Dear Ms. Cvrkel:

I am writing in response to your letter dated December 21, 2012 addressed to Du Song, our Chief Financial Officer.  The Staff’s comments are set forth, each followed by our response.

Form 10-K for the Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 13

1. Please revise to discuss the amount of cash held at the end of each reporting period in US Dollars and the amount of cash that is held in RMB.

Response to Comment 1

When the Staff has completed its review of our responses to the comments, we will file an amendment to the 2010 Form 10-K, in which we will modify the first sentence of the third paragraph on page 14 thus:

We held $3,692,174 in cash and equivalents at December 31, 2010, all of which was denominated in Renminbi.  We also had, at that date,  ~~and~~ $2,199,189 in trade receivables, of which only $376,205 were more than 90 days old.

Audited Financial Statements for the Year Ended December 31, 2010

Statements of Cash Flows, page 20

2.     We note that the cash flows from operating activities section of the statement of cash flows reconciles net income attributable to Xinyinhai Technology Ltd. common stockholders to net cash provided by operating activities. Please revise to reconcile net income (which includes amounts attributable to noncontrolling interests) to net cash provided by operating activities. Please note that this will eliminate the noncontrolling interest line item on the statement of cash flows. See guidance in ASC 230-10-45-28.

Response to Comment 2

When the Staff has completed its review of our responses to the comments, we will file an amendment to the 2010 Form 10-K, in which we will amend the Consolidated Statements of Cash Flows to reconcile net income to net cash provided by operating activities.  The proposed text of the amended Consolidated Statements of Cash Flows is set forth at the end of this letter.

3.     We note that the increase in the gross amount of property, plant and equipment between December 31, 2009 and December 31, 2010 significantly exceeds the amount shown on the statement of cash flows for payments to acquire property, plant and equipment.  Please explain to us and disclose in the notes to the financial statements the reason for this discrepancy. If there were any non-cash transactions to acquire PP&E, please indicate this to us and revise your statement of cash flows in future filings to disclose the nature and amount of any non-cash investing or financing activities. See guidance in ASC 230-10-50-3.  Similarly, please explain to us and disclose why the increase in gross property, plant and equipment in the first nine months of 2011 exceeds the payments made to acquire PP&E as disclosed on the face of the statement of cash flows.

Response to Comment 3

We have disclosed in Note 3 on page 26 of the 2010 Form 10-K under the heading “foreign currency translation” that the measuring date for translation of balance sheet items differs from the measuring date for translation of transactions.  The discrepancy between the amount shown on the statement of cash flows for payments during 2010 to acquire property, plant and equipment and the increase in gross amount of property, plant and equipment on the balance sheet is attributable to the difference in measurement dates.  The Yuan-Dollar exchange rate was 0.1467 at December 31, 2009 and 0.1517 at December 31, 2010, while the average rate during 2010 was 0.1476.

The similar discrepancy in the first nine months of 2011 arose from a similar increase in the value of the Yuan during that period.  The Yuan-Dollar exchange rate at September 30, 2011 was 0.1562 and the average rate for the nine months ended September 30, 2011 was 0.1537.

Notes to the Financial Statements

Note 5. Income Taxes, page 30

4.     We note from your disclosure in the Risk Factors section on page 8 that there is a likelihood that you are deemed to be a resident enterprise by Chinese tax authorities and you are actively monitoring the possibility of “resident enterprise” treatment for the 2009 tax year and are evaluating appropriate organizational changes to avoid this treatment to the extent possible. Please explain to us if there have been any updates or changes in status regarding this “resident enterprise” treatment for purposes of income taxes for 2010 or future tax years.

Response to Comment 4

As of September 30, 2011 there had been no updates or changes in status regarding the issue of resident enterprise treatment for purposes of income taxes for 2010 or future tax years.  When a change occurs, we will report it in our 34 Act filings.

Form 10-Q for the quarter ended September 30, 2011

Notes to the Financial Statements – General

5.     We note from your discussion in MD&A that in the nine months ended September 30, 2011 you recognized $182,045 of other income which consisted of rental income and income from repair and maintenance services. Please explain to us and revise the notes to the financial statements to disclose your accounting policy for recognizing each type of this “other income.” Also, because this income appears to be significant to your net income for the nine months ended September 30, 2011, please include the disclosures required by ASC 840-20-50-4 in future filings, as it relates to rental income on the portion of your factory that you have leased.

Response to Comment 5

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 10-Q for the period ended September 30, 2011, in which we will include the following text among the accounting policies disclosed in Note 3 (the underlined portion has been added to the text included in the 2010 Form 10-K):

Revenue recognition

The Company primarily derives revenues from the sale of printed products and trading of equipment.  The Company also derives revenue, classified as other income, from providing repair and maintenance services to the purchasers of its equipment and from the rental of an unused portion of its factory.  The Company recognizes its revenues net of related business taxes and value added taxes and when persuasive evidence of an arrangement exists, transfer of title has occurred or services have been rendered, the selling price is fixed or determinable and collectability is reasonably assured.

(a)
The Company recognizes revenue from the sale of printed forms upon delivery to the customers and the transfer of title and risk of loss.  Because the majority of products are customized to meet customer specifications, product returns are not significant.

(b)
Trading of equipment, plasma arc cutting machines does not require significant modification or customization.  Revenue from sale of the equipment and associated spare parts is recognized at the time of delivery of products to customers and when the title and ownership are passed to the customers.

(c)	The Company recognizes revenue from providing repair and maintenance services when the services are rendered pursuant to contract.

(d)	The Company recognizes rental income on a straight-line basis over the lease term.

In future filings, in compliance with ASC 840-20-50-4, we will include in the notes for financial statements the cost and carrying amount of the property that we have leased to other persons, the amount of accumulated depreciation on that property, and the future rentals that we expect under leases.

Note 7. Inventory, page 11

6.     We note that you recorded a $30,740 allowance for obsolete inventory during the nine months ended September 30, 2011. In light of your disclosure in the Form 10-K for the year ended December 31, 2010 that you did not record a provision for obsolete inventory because you had orders in house for all of your finished inventory and work in progress, while the raw materials were currently usable, please explain to us the change in circumstance(s) that lead you to record an allowance for obsolete inventory in 2011. As part of your response, please tell us why you believe that inventory as of December 31, 2010 was recoverable and an allowance was not necessary as of that date.

Response to Comment 6

At the end of December 2010 the Company’s region for distribution of equipment was the entirety of northeastern China.  Based on our prior experience in distribution within that region, we believed that we could recover the full cost of our inventory selling into that region.   In the first quarter of 2011, however, the manufacturer restricted our authorized region to Heilongjiang Province.  Within this limited market, the Company found that it was forced to incur losses in order to liquidate its equipment inventory.  For that reason, in the second quarter of 2011 we recorded a reserve against our remaining equipment inventory.

Sincerely,

/s/ Ling Tian
Ling Tian
Chief Executive Officer

Acknowledgement

Xinyinhai Technology, Ltd. hereby acknowledges that:

•	Xinyinhai Technology, Ltd. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Xinyinhai Technology, Ltd. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Xinyinhai Technology, Ltd.

By: /s/ Ling Tian
Ling Tian
Chief Executive Officer

Proposed amended Consolidated Statements of Cash Flows:

XINYINHAI TECHNOLOGY, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US Dollars)

	Year ended December 31,
	2010	2009
Cash flows from operating activities
Net income	$1,044,233	$1,186,398
Adjustments to reconcile net income to net cash provided by operating activities :-
Depreciation on property, plant and equipment	462,763	444,100
Amortization of prepaid expenses	-	87,693
Loss on disposal of property, plant and equipment	4,106	-
Amortization of land-use-right	27,652	27,466
Allowance of doubtful accounts and bad debts	-	6,961
Changes in operating assets and liabilities:-
Trade receivables	37,169	730,848
Inventories	88,176	242,464
Other receivables, deposits and prepayments	(592,156)	3,326,150
Trade payables	(207,136)	(337,131)
Customer deposits	15,877	(115,848)
Other payables and accrued liabilities	(77,154)	(443,225)
Income taxes payable	(810)	(10,545)
Value added tax payable	29,748	(130,836)

Net cash flows provided by operating activities	832,468	5,014,495

Cash flows from investing activities
Loans to third parties	(4,809,801)	(4,992,883)
Loans repaid by third parties	3,520,004	116,408
Payments to acquire property, plant and equipment	(67,142)	(941,720)
Sales proceeds from disposal of property, plant and equipment	760	-

Net cash flows used in investing activities	(1,356,179)	(5,818,195)

Cash flows from financing activities
Collateralized bank loan	4,428,000	2,932,200
Repayment of bank loan	(2,952,000)	-

Net cash flows provided by financing activities	1,476,000	2,932,200

Effect of foreign currency translation on cash and cash equivalents	115,105	1,220

Net increase in cash and cash equivalents	1,067,394	2,129,720

Cash and cash equivalents, beginning of year	2,624,780	495,060

Cash and cash equivalents, end of year	$3,692,174	$2,624,780

Supplemental disclosures for cash flow information :-
Cash paid for :-
Interest paid	$203,974	$91,382
Income taxes paid	$155,991	$192,475